Exhibit 99.1

SKF acquires US company in maintenance business

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 11, 2007--SKF (Nasdaq:SKFR) (STO:SKFA) (STO:SKFB) (LSE:SKFB) has acquired the US based company Preventive Maintenance Company Inc. (PMCI) in Elk Grove Village, Illinois. PMCI has 70 employees with annual sales of approximately $10 million (USD). PMCI is a market leader in Predictive Maintenance (PdM) services for industrial customers in the Pulp & Paper, Metals, Food, Automotive and other industries. The PMCI acquisition strengthens SKF's market leadership in reliability services, condition monitoring products and maintenance strategies.

The integration of PMCI into the SKF Group has just started.

Goteborg, 11 January, 2007

Aktiebolaget SKF (publ)

The SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics services and lubrication systems. The Group's service offer also includes technical support, maintenance services, condition monitoring and training.

The Group's annual sales 2005 were SEK 49.3 billion with an operating margin of 10.8%. The number of employees was 38 700.

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CONTACT: Aktiebolaget SKF
Tel: +46 31 337 10 00
Fax: +46 31 337 17 22
www.skf.com
or
PRESS:
SKF Group Communication
Lars G Malmer, +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
IR:
SKF Investor Relations
Marita Bjork, +46 (0)31 337 1994
Mobile: +46 (0)705-181994
marita.bjork@skf.com